Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Drills 2.8 Meters of 17.9% Zn, 6.9% Pb, 0.5% Cu, and 68.9 g/t Ag at the
Gumsberg Project in Sweden's Bergslagen Mining District

Vancouver, British Columbia, September 8, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company”, "Eurasian", or “EMX”) is pleased to provide an update on exploration results from the Company's spring and summer programs in Scandinavia. Eurasian has built a portfolio of exploration projects in Scandinavia, and has been compiling geologic information and generating drill targets on those properties. Reconnaissance drilling at the Gumsberg Volcanogenic Massive Sulfide (“VMS”) project, located in the prolific Bergslagen district of Sweden, has yielded several shallow high grade intercepts of polymetallic mineralization along a > 2 kilometer trend of mineralization (see table below). Gumsberg is located less than 30 kilometers from Boliden AB’s Garpenberg mine, which has similar styles of mineralization and is one of the major zinc, lead and silver producers in the region. The historic Falun VMS deposit is also located nearby, as shown on the map below. Please see www.eurasianminerals.com for more information.

Gumsberg Project Update. The Gumsberg project comprises five contiguous exploration permits in the Bergslagen mining district of Sweden, one of Europe’s oldest mining districts. Multiple historic mines within the Gumsberg project area were developed on VMS style mineralization, including the Osträsilvberg mine, one of Sweden’s key silver producers in medieval times. Other historic mines within the project area were operated in the 1800’s and early 1900’s, targeting lead, zinc, and copper-rich VMS mineralization. Limited exploration drilling at Gumsberg was conducted in the 1930’s, 1950’s and early 1970’s, when VMS deposit models were still poorly understood. Little to no exploration has been conducted in the past 40 years.

Eurasian’s work at Gumsberg has focused on using modern VMS deposit models to reinterpret the multiple mineralized trends on the property. High priority, but shallow drill targets were generated through a combination of mapping, sampling, geophysical surveys and compilation of historic drill data from the area. EMX's 2016 reconnaissance diamond drilling targeted both exhalative-type lead-zinc-silver mineralization and replacement style zinc-lead mineralization developed in skarn and altered volcanic rocks.

Each of four holes drilled along the > 2 kilometer long Vallberget-Loberget trend of historic mines (one of the key mineralized trends on the Gumsberg property) intersected significant intervals of mineralization (see table and cross section). Results include 2.8 meters of 17.9% Zn, 6.9% Pb, 0.5% Cu, and 68.9 g/t Ag in drill hole GB16-2 at a depth of 32 meters below surface, and 3.0 meters of 9.2% Zn, 3.0% Pb, and 12.8 g/t Ag in drill hole GB16-5 at a depth of 22 meters below surface. Both intercepts are developed in exhalative style VMS mineralization, with true widths estimated to be 80-90% of the reported intervals. Replacement style mineralization was intersected by drill hole GB16-1 with an interval of 5.7 meters of 6.5% Zn (true width unknown).

The drill results demonstrate that multiple horizons of exhalative VMS style mineralization are present in the stratigraphy and are interbedded with zones of replacement style mineralization developed in calc-silicate skarn and highly altered volcanic facies. Also identified, but not yet tested at Vallberget-Loberget, are zones of copper-rich mineralization accompanied by pyrrhotite and intense chlorite alteration that are interpreted to represent “feeder” type structures to the exhalite and replacement styles of VMS mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Hole ID	From (m)	To (m)	Interval (m)	Zn %	Pb %	Ag g/t	Comments
GB16-1[x]	84.5	90.2	5.7	6.5	0.1	3.2	Replacement style Zn-Pb-Ag; includes one meter of younger, unmineralized andesite dike
including	86.5	90.2	3.7	8.9	0.1	4.4
GB16-2[y]	36.9	39.7	2.8	17.9	6.9	68.9	Exhalative style VMS; note that interval also contains 0.5% Cu
GB16-3[y]	57.1	61.7	4.6	7.1	0.9	13.8	Exhalative style VMS; mineralization appears to be truncated by faults
including	57.1	57.6	0.5	28.5	4.1	51.4
including	59.1	59.7	0.6	16.4	2.3	39.3
GB16-5[y]	26.1	29.1	3.0	9.2	3.0	12.8	Exhalative style VMS
including	27.1	28.1	1.0	26.7	8.8	34.9
GB16-5[y]	47.2	50.2	3.0	3.2	0.1	2.9	Replacement style Zn-Pb-Ag

x true width unknown
y true width estimated to be 80-90% of reported interval
Note: A fifth reconnaissance hole, GB16-4, was drilled away from the Vallberget-Loberget trend elsewhere on the property, and did not intersect significant mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Work planned for later in 2016 at Gumsberg includes continued mapping, geophysical surveys and additional drilling.

Burfjord Project Update. At Eurasian’s Burfjord project near Alta, Norway, mapping and sampling programs have identified broad zones of Iron Oxide Copper Gold (“IOCG”) style mineralization that are characterized by vein arrays and stockwork zones of carbonate-magnetite-chalcopyrite-pyrite veins hosted by highly altered mafic volcanic rocks. The mineralization is developed throughout the flanks of a prominent four kilometer by six kilometer doubly plunging anticlinal fold structure. Zones of copper and gold mineralization are enveloped within voluminous zones of sodic, calcic and potassic alteration types that are characteristic of IOCG systems. In some areas, specular hematite and mushketovite, a key index mineral for IOCG style mineralization, predominate and are intimately associated with copper-rich mineralization.

The Burfjord project area had been the site of historic mining activities in the 1800’s and early 1900’s, but with relatively high cutoff grades (estimated to have been >5% Cu). Like other opportunities in EMX’s Scandinavian portfolio, the district has not seen modern exploration. Eurasian is reinterpreting the local geology and applying current IOCG models to develop drill targets.

Adak Project Update. At Eurasian’s Adak Project in the Skellefteå district of Sweden, work has focused on compiling information from newly archived historic maps from mines within the property. These mines were operated until early 1978, when a fire destroyed the mining facilities and operations were suspended. The Adak mines were focused on copper-rich VMS style mineralization, but portions of the deposits were also enriched in zinc and precious metals. Eurasian is applying current VMS deposit models to reinterpret the geology of the mining areas and to develop new exploration targets.

Current targets include the down-dip and lateral projections of bodies of high grade copper mineralization that was mined by the historic operations. Little deep exploration has been conducted in the area, and recently discovered maps of several historic mines are providing key information for further targeting.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Plans for Further Exploration. Eurasian will continue to advance its assets in Scandinavia in late 2016, and is in the process of permitting a fall exploration program at its Tynset project in Norway. Work on other projects will include additional mapping and sampling in the fall of 2016 and additional geophysical surveys and drilling during the coming winter months. Further, in accordance with its partnership business model, EMX is engaged in advanced discussion with parties interested in acquiring the Scandinavian projects.

Comments on Sampling, Assaying, QA/QC, and Nearby Districts and Mines. EMX's exploration samples were collected in accordance with accepted industry standards and guidelines. The samples were submitted to the ALS Global laboratories in Malå, Sweden for sample preparation, and Loughrea, Ireland (ISO 17025:2005 accredited) for analysis. The base metals and silver underwent aqua regia digestion and analysis with ICP-AES/ICP-MS techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

Reference to nearby mining districts and mines provides context for EMX's projects, which occur in similar geologic settings. However, this is not necessarily indicative that the Company's projects host mineralization with similar tonnages or grades. The reference for the Garpenberg reserves: http://www.boliden.com/Documents/Operations/Exploration/Mineralreserver_ENGupdate.pdf. The reference for historic production at Falun: Allen et al., 1996, Economic Geology, Volume 91, p. 980.

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2016 (the “MD&A”) and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com